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                                                        Filed by XCare.net, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                     Subject Company: Healthcare.com Corporation
                                                   Commission File No. 000-27056

TRANSCRIPT OF CONFERENCE CALL HELD ON MAY 15, 2001:

[Vialog Group Communications Conference Call]
[Confirmation Number: 5237470]
[Date: May 15, 2001]
[Time: 8:30 a.m. EST]
[Header: XCare.net]
[Host: Christine Mohrmann]
[Length of Call: 34:20]

OPERATOR: Good day, ladies and gentlemen, and welcome to the XCare.net [Company:
XCare.net Inc.; Ticker: XCAR; URL: http://www.xcare.net/] conference call.

At this time, all participants are in listen-only mode. Later, we will conduct a question-and-answer session, and instructions will follow at that time. As a reminder, this conference call is being recorded.

I would now like to introduce your host for today's conference, Ms. Christine Mohrmann. And Ms. Mohrmann, you may begin.

CHRISTINE MOHRMANN, HOST, MORGEN-WALKE ASSOCIATES: Thank you. Good morning, everyone.

This is Christine Mohrmann from Morgen-Walke Associates. Thank you for joining us for XCare.net's conference call regarding the acquisitions that were announced in the press release yesterday after the close of the market. If you need a copy of the release, please call my office at 212-850-5752, and we will send one to you.

With us today from management are XCare's President and Chief Executive Officer, Lorine Sweeney and Gary Scherping, Chief Financial Officer. As is the practice in XCare, we have summarized the key points of XCare's strategy, as well as the transaction terms using a slide format to assist in the presentation. I encourage you to follow along. To access the presentation, please go to the company's Web site at www.xcare.net. Select Click Here for the html Site, and click on the Investor topic at the top of the navigation bar. Then click on Live Web Cast Link. This will get you to the Web cast page. Click on the Supporting Slides Link that is located below the Web cast link.

While you are getting the presentation, I'd like to remind everyone that during the course of this call, the company's management will make forward-looking statements regarding future events and performance. These statements are simply estimates and are subject to risks and uncertainties. We refer you to the company's annual report on Form 10-K and quarterly reports on From 10-Q on file with the SEC for risk factors that may cause actual results to differ materially from those anticipated.

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Also note that XCare will file an S-4 Registration Statement covering the shares issued in the merger, and that XCare and Healthcare.com will mail a joint proxy statement to their stockholders containing information about the merger. Stockholders should read the registration statement and the joint proxy statement when they are available.

Lorine, would you like to begin?

LORINE SWEENEY, PRESIDENT AND CEO, XCARE.NET:  Yes.  Thank you, Christine.

I'm pleased to be here this morning with Robert Murrie, the president and CEO of Healthcare.com, NASDAQ symbol HCDC, and Gary Scherping, our CFO at XCare, to discuss our recently announced planned acquisition of Healthcare.com and Silicon Valley-based Confer Software. If everyone has access to their slides now, let's get going.

I'd like to start our discussion on slide two by reviewing XCare's key strategic goals for 2001 because really, the basis of our decision to acquire Healthcare.com and Confer was centered around these core philosophies.

In particular, we are focusing this year on our drive to profitability and the achievement of scale both for our technology platform as well as our business infrastructure. To date, as was evidenced by our Q1 results, we have been successfully ramping up our revenue base, improving our productivity, and managing our expenses in order to achieve profitability in the second half of this year. In addition, we have been seeking to scale the company by extending our product platform capabilities, extending our product distribution in terms of both markets and customers, and broadening our services and support infrastructure to provide the highest level of end-to-end product and solution services available, not only in healthcare, but across the industry.

On slide three, we can review what aspects of the XTiera platform vision that we believe are important with regard to extending these capabilities. First, we've been focusing on tools that provide rapid application development, deployment, and integration. Central to this requirement is the need for additional connectors and adaptors or Enterprise Application Integration EAI tools to facilitate the necessary connections and translations from Legacy systems onto the Web. Also, the need for advanced tool kits promoting faster development of transactions and complex transaction-based work flows, or process automation, are core for us to remain a leader in our B2B infrastructure marketplace.

Slide four summarizes the capabilities and strengths of our two new partners, Healthcare.com and Confer. Healthcare.com is a leading provider of data access, integration, indexing, and delivery solutions to healthcare. Their well-known integration engine technology, Cloverleaf, and, more recent XML-based Web extensions for data access and distribution are installed in over 2,000 customer sites within the healthcare industry and beyond. As everyone may know, several of the largest integration tools vendors have had their roots in healthcare. And Healthcare.com's reputation for product quality and service is paramount.

In addition to their solid technology base, Healthcare.com has over 380 employees, nationally based, providing training, support, sales, and distribution networks, as well as ASP integration services. Finally, the company offers solid profitability and revenue growth toward assisting us at XCare in accelerating our path to profitability.

Confer Software is a leading provider of eBusiness Process Management, or eBPM software, infrastructure tools, and applications. Their XML-based application, ConferWeb, is award- winning and has several patents with regard to its technology base. At the heart of the technology is a well-recognized



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and respected R&D team, led by Ann Ting, formerly of Xerox [Company: Xerox
Corporation ; Ticker: XRX ; URL: http://www.xerox.com/] Park and Documentum [Company: Documentum Incorporated; Ticker: DCTM; URL: http://www.documentum.com/]. Confer has a tier-one sales pipeline which we look forward to leveraging within the XCare product and services organization.

Let's move on to slide five, which really highlights the terms of the transaction. Healthcare.com shareholders will receive .375 of XCare.net shares for each share of Healthcare.com. This exchange ratio equates Healthcare.com owning approximately 37.5 percent of the combined company. As of Monday's closing price of XCare.net stock of $7.50 per share, the transaction would be valued at 84 million. The transaction is anticipated to be earnings accretive.

The Confer transaction will encompass 595,000 shares of XCare.net stock, and $450,000 of cash. Both transactions are anticipated to use purchase accounting. The Confer transaction is anticipated to close in the second quarter of 2001, and Healthcare.com during the third quarter.

A further delineation of the financial implications of these transactions is shown on slide six. As I mentioned before, these transactions not only provide business synergies, but support our strategic goal of driving to profitability by accelerating this milestone into the third quarter. These transactions are also anticipated to be earnings accretive.

The scale of the company is also substantially increased. Looking at the combined companies, a pro forma of Q1 annualized revenues would indicate approximately 87.5 million in revenues, excluding amortization of warrants. And we continue to maintain our strong cash position that will solidly support our strategy for the combined entities, as illustrated by pro forma cash and equivalents of over $75 million as of March 31st, 2001.

Now, on slide seven, we have provided the new geographic footprint of XCare.net. The combination of Healthcare.com XCare is highly complementary, with XCare. with Healthcare.com's operations spanning Atlanta, Dallas, Ohio, and South Carolina. XCare's presence in Denver, Los Angeles, San Francisco, New York, and New Mexico provides comprehensive geographic coverage throughout the U.S.

Slide eight further describes the synergies between the three companies in defining a complete, integrated, XML-based product solution from tools, through templates and vertical applications. Healthcare.com's Cloverleaf and ConX family of products provide a solid infrastructure of Enterprise Application Integration tools within the XTiera platform product suite. In addition, their InsureNet application template provides a solid synergy with hospital providers for supplying integrated eligibility information from payor organizations.

The ConferWeb process automation tool set offers extended work flow and rapid application development for mission-critical Web sites within the XTiera studio of application development tools. Confer's application templates for disease management and utilization management also offer enhanced vertical applications within the healthcare industry which are highly complementary to XCare's eAdjudicator application.

Turning to slide nine, I would now like to discuss the new expected management composition of XCare.net. I will remain the CEO, with Gary continuing in his role as CFO. Robert Murrie will be assuming the president and chief operating officer position of the combined companies. We welcome Robert's extensive operational experience to assist us with this transition in going forward.



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Ann Ting, the current president and chief operating officer of Confer, will be assuming the leadership of our technology organization as our chief technology officer. Business development and channel marketing will be led by Tom Pianko.

I alluded in my last conference call that XCare had engaged new marketing and investor relations assistants, and we welcome Lynn Madonna and Caren Taylor of Corporate Marketing Group. Caren was most recently at analyst at Wit Soundview.

Well, I know this is really a considerable amount to absorb, so operator, at this time I'd be happy to welcome any questions that may be coming from the floor.

OPERATOR: Thank you. If you have a question at this time, please press the number one on your touch-tone telephone. If your question has been answered or you wish to remove yourself from the queue, please press the pound key. Again, if you do have a question, please press the number one. One moment for questions.

Our first question comes from Bill Haus, Advest Incorporated.

BILL HAUS, ADVEST INCORPORATED: Hi, Lorine, Gary, and everyone.

SWEENEY: Hey, Bill.

HAUS: Just a couple of quick questions on Healthcare.com. You mentioned that they have over 200 or 2,000 sites. How many customers does that represent?

ROBERT MURRIE, PRESIDENT AND CEO, HEALTHCARE.COM: Bill, this is Robert ...

SWEENEY: Oh, yeah. Go ahead.

MURRIE: Bill, this is Robert Murrie.

HAUS: Thank you.

MURRIE: It's approximately 900 customers. It's a little over 900 customers with 2,000 sites.

HAUS: OK. And put on your business profile in terms of the revenue side, could you give us a feel for how much of the revenue that you consider recurring versus non-recurring?

MURRIE: Yeah. We're this year, we're expected to be, for one thing, we're about 25 percent product and about 75 percent service.

HAUS: OK.

MURRIE: And we're driving to about in the 60s in the form of recurring revenue.

HAUS: OK.

MURRIE: That's up from 47 percent last year.



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HAUS: Up from 47? All right. And I notice I notice how exactly do you contract, or how do you get paid? I noticed that your AR appears to be a bit high. Could you explain to me how that all works, or how you contract with folks?

MURRIE: Yeah. We expect, by the way, to be 90-some days in days receivable outstanding by the end of this year. A little bit high right now, but coming back down. All our service work we naturally contract for is we do the service, and then our software as we ship our software, we usually take revenue and collect payments, and usually that's within, oh, I'd say 120 to 180 days of shipping software, we receive the dollars.

HAUS: OK. So on the allowance side, I noticed also quite an increase there. I think you've got about a $5 million-plus allowance. Were there any issues last year and I know we had a big meltdown on the e-health side. Did you were you exposed there, and do you see any additional exposure for the current accounts receivable? Or is the allowance adequate?

MURRIE: The allowance is adequate. We had two companies at the end of fourth quarter go bankrupt, which we -- one was a very, very large company who caught everyone, including Wall Street by surprise. The other one was a small e-health company. We believe that the reserve is adequate, and we do not expect the trouble this year that we had at the end of the fourth quarter last year.

HAUS: And one more question. You had two large customers with greater than 10 percent of your revenues. I think they made up actually 33 percent of 2000 revenues. Could you could you tell us which those are, or who they are?

MURRIE: Yeah. I'm not sure the 33 percent's correct.

HAUS: OK.

MURRIE: You may be, but I'd have to go back and think. But the two large customers as we made an acquisition back at the first part of last year, which gives us a large outsourcing contract at the Medical University of South Carolina, and we do all the complete outsourcing for them. There's 175 employees, and that contract generates 10 to 11 million of revenue on an annualized basis. So that's one of the contracts.

HAUS: OK.

MURRIE: We also, in that acquisition absorbed a transaction. We do....we're doing a state retirement system for the state of Hawaii where we're developing software and provide services to them. And that contract equates to somewhere approximately around five million of revenue on an annualized basis.

HAUS: And on the Med U of South Carolina and state of Ohio or Hawaii, could you tell us, are those contracts long-term contracts, or are they coming for renewal, or are they currently under any type of fixed term?

MURRIE: Yeah. The Medical University of South Carolina is a state contract which is coming up for renewal in October of this year. We're in that process right now.

HAUS: OK.

MURRIE: And we fully expect to renew that agreement. The state contract in Hawaii is a three- year contract that has approximately, Bill, I think about a little over a year-and-a-half remaining on it, and we



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are looking some extensions in addition to that contract currently which would extend it, and we are also bidding other state retirement contracts as we speak. So we're in that business.

HAUS: Great. Thanks, Mr. Murrie. I'll hop back in the queue. See if there's any other questions.

MURRIE: Thank you, sir.

OPERATOR: Thank you. Our next question comes from Kevin Berg, FAC Equities.

KEVIN BERG, FAC EQUITIES: Yeah. I got a couple questions. Are you guys going to now try to focus other verticals besides healthcare? It seems like you have a pretty broad solution there that can easily be transferable.

SWEENEY: Well, clearly, you know, XCare has announced that we will be moving into other verticals. We announced our movement into the entertainment vertical. Key to our strategy, however, is having core domain expertise before we move into a particular vertical. So we're going to do this in a very thoughtful, measured way. But I think you hit on a key point that the technologies that we've put together here are clearly very important with regard to moving into other horizontal industries (INAUDIBLE) have the capacity to do that.

MURRIE: Kevin, as you know, we're moved in the state and local government as we speak. I don't know whose phone that is.

SWEENEY: Unfortunately, we're in a hotel. We're trying to turn that off.

MURRIE: Kevin?

BERG: Yes?

MURRIE: You still with us?

BERG: Yes, we're with you guys.

MURRIE: Go ahead.

BERG: And then I guess also, in terms of the MedUnite relationship, will Healthcare.com be able to assist in that or expand that relationship? Provide, you know, a broader product offering?

SWEENEY: Well, if you think about what MedUnite's goal is with regards to connectivity between the payor and provider space, clearly adding Healthcare.com's capabilities to our XTiera platform ought to make a whole lot of sense with regard to extending our capabilities in this area. So MedUnite will be fully aware of what's going on here and how much this improves our overall offering.

BERG: That sounds good. I appreciate it.

OPERATOR: Thank you. Our next question comes from Carey Jennings, Robertson Stephens.

CAREY JENNINGS, ROBERTSON STEPHENS: Hi. Congratulations on both acquisitions.

Just a couple questions. Are there any customers in either of your customer bases that you currently share? Any crossover?



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SWEENEY: Well, clearly, Healthcare.com has about 1,000 customers, so I'm sure there is possibly some overlap, but if you think about the target market segments that we've both been in, they have been primarily focused on the provider side. We have been primarily focused on the payor side, and so there's actually more synergy I think than there is overlap between the customer bases.

JENNINGS: OK. And then how many sales reps does Healthcare.com currently have?

MURRIE: We've got about in that group, we've got about 25 people in that group with about it's over 12 to 15 feet on the street.

JENNINGS: OK. And then what is the plan? I know it's this has just been penned , but what is the plan in terms of going to market? Are you going to be training each other's sales forces and integrating them to sort of go to market with one cohesive solution? And what's the time frame for that?

SWEENEY: Well, what we're doing right now is we're putting together a transition task force that is going to be looking at the overall integration of the company, and we expect to be able to roll out our new plan within the next 30 days. But obviously, if you look at how we've structured our particular product offerings and the synergies between the three companies, we do overall expect that the product synergies will be such that we offer this complete integrated offering to the marketplace.

JENNINGS: OK. And then, are there any areas of duplication in terms of offices or headcount? Anywhere you're going to be streamlining your operations which would be contributing to the accretive nature of the deal?

SWEENEY: If you look at the geographic organization of the two companies, they're highly synergistic without overlap. Clearly, in any transaction of this kind, particularly public company transactions, there's opportunity for consolidation in areas such as G&A, sales and marketing, et cetera. So we will be certainly looking at those. And I think, you know, it's very clear that when you have two smaller public companies, that the effects of scale are going to be beneficial to the overall organization.

JENNINGS: Great. Thank you.

OPERATOR: Thank you. Our next question comes from John Souter, SG Cowen.

JOHN SOUTER, SG COWEN: Hi. Robert or Lorine, given that your target markets currently are different, I guess, could you give me some specifics of what, you know, Robert, maybe your provider customers now will have that you didn't have before. And Lorine, what on the payor side, they wake up today and say, "OK, now I have something incremental from XCare that I didn't have before that is valued to me." I guess I'm just trying to understand what specifically each separate customer component gets from the transaction.

SWEENEY: Well, maybe I can take that to begin with. You know, clearly, as we focus on the connectivity space, and what we've been doing at XCare with regard to working in the payor space, we've been providing connectivity-based solutions. And who you're connecting to are the providers. So the first synergy is the fact that we have both customers and robust tools on both sides of the equation here that offer enhanced capability.

I think in looking at, for instance, a Healthcare.com with their InsureNet product, and the fact that that is integrated into the registration systems of large IDN systems, you know, being able to provide that payor connectivity real time, right into the IDN environment is one example of a highly synergistic opportunity.

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The same would be true from the payor side, where they're looking to be able to have this type of access into the large provider organizations, and, you know, that's just really one specific example of how we believe these technologies within these two market segments can work together in a very complementary fashion.

MURRIE: This is Robert. If you look at what we've been saying over the last two quarters, we established a strategic plan to go to our healthcare customers, those 900 customers with a end-to-end solution, we've been very good in the past at moving data within the walls of the institution. And we had started a march to extend that data outside of the walls of the institution to physicians, consumers, whether that be on the Web, or whether that be on a wireless device. And our intention had been to install two pilots this year doing exactly that. And we were partnering with or trying to partner with other technology partners to bring that to bear.

If you look at the technology slide that we presented, slide eight, you will see that we now had an end-to-end solution that we can take to our 900 customers that we're very proud of. So it really helps us.

SOUTER: OK. And in terms of when you'd be able to offer this end-to-end solution, would you've probably done some preliminary, you know, assessment of technology integration, would we be talking a couple quarters down the road?

MURRIE: My goal in my provider base is still to put two to three pilots up by the end of this year.

SWEENEY: Yeah, one of the things I'd like to mention on that, was core to our decision really with all three companies is the fact that everyone has an XML-based infrastructure. And that infrastructure is what really facilitates the integration, and it was a key aspect of how we put this product strategy together. So just from the standpoint of integration, the technologies are very synergistic themselves.

OPERATOR: Thank you. Our next question comes from James Kumpel, Raymond James [Company: Raymond James Financial Inc.; Ticker: RJF; URL: http://www.rjf.com/].

JAMES KUMPEL, RAYMOND JAMES: Hi. Good morning guys.

First question's for Robert. Robert, you'd been historically fiercely independent, and so I was curious as to why you decided to sell at this time, and, in particular, why XCare.net as opposed to any other potential acquirers?

MURRIE: Well, I'm not sure that I would say we were fiercely independent, but that's OK. We have been looking at the marketplace, quite frankly, for the last year-and-a-half. I have always felt that we needed to grow this company faster than we could do it organically. Lorine and I both have a belief that we need to get over $100 million and move on towards $200 million of revenue as quickly as we can because I believe we can be dominant in a marketplace that way.

Quite frankly, we were introduced to XCare approximately three months or so ago. We started talking from a technology point of view, and that went so well and the synergies were so great that Lorine and I got together and found that the cultures and quite frankly, I think this is important as the technologies that the cultures of the organizations were just extraordinarily close together. And we bonded with a very good relationship. We believe that it's the right thing to do, and the synergies of the office offices, the people, and the financial positions of the companies just make it an unbelievable marriage, and we're all happy about it. And that's why we did it. It's really people.



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KUMPEL: OK, Lorine, can you just clarify as to what kind of cash needs you project for Confer. Obviously, Confer is kind of a leading disease-management company, and, you know, but obviously, there were some capital needs there. Do you project significant reduction in their needs, or will you have to tap into your cash hoard?

SWEENEY: Well, clearly, looking at Confer, they were in a ramp-down mode, and so the business itself had been consolidated really around the remaining organization with regard to R&D. And so we are acquiring the product, we are acquiring the R&D staff, and in conjunction with that, we have also signed a letter of intent with Healthnet with regard to doing a joint project with the Confer software. And that's the details of why this is also accretive to us because Confer now comes with a revenue stream to offset what was the basic development expenditures.

KUMPEL: What are the run rate revenues for Confer?

GARY SCHERPING, CHIEF FINANCIAL OFFICER, XCARE.NET: From a historical basis, they really had very little revenue in Q1. It's really some of these going-forward contracts that we have where we'll have more revenues that Lorine was talking about. But at this point in time, we really don't want to give guidance on the on the entire company, and we will be doing that probably next month giving new guidance.

KUMPEL: Now, do you do you anticipate keeping that snappy name, Healthcare.com, as maybe the new name for the organization, or, because you're going into a number of different verticals, might that just be the name of your healthcare subsidiary?

SWEENEY: Well, you know, Healthcare.com clearly is a snappy name. However, you probably gathered from my conversation about new marketing and positioning and thinking about our end- to-end solution that we are going through a full integrated branding exercise. And what we will intend to do is represent the power really of the three companies and how they will work, not only in healthcare, but across the general industry.

KUMPEL: OK. Thank you very much.

OPERATOR: Our next question comes from Alexander Draper, Robertson Humphrey.

ALEXANDER DRAPER, ROBERTSON HUMPHREY: Actually, my questions were both just asked. Thank you very much.

OPERATOR: Thank you. And our last question comes from Seth Frank, A.G. Edwards [Company: A.G. Edwards Inc.; Ticker: AGE; URL: http://www.agedwards.com/].

Mr. Frank, your line is open.

SWEENEY: Maybe Seth went away.

JASON WILLIAMS , A.G. EDWARDS: Hello?

OPERATOR: Oh, there you are.

WILLIAMS : Actually, this is Jason Williams for Seth Frank. His question has been answered. Thank you so much.

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OPERATOR: Thank you. Our next question comes from Josh Fisher, W.R. Hambrecht.

JOSH FISHER, W.R. HAMBRECHT: Thanks. Just I apologize if you guys already answered this. I was a little late, but just speaking on Confer, could you just tell us how much you bought them for, what Confer's revenue was last quarter, and what burn rate what how much money were they burning the last quarter?

SWEENEY: I'll turn that over to Gary.

SCHERPING: The what we bought them for was 90 it was $4-and-a-half million. Ninety percent in shares, which worked out to be 595,000 shares and 10 percent in cash $450,000. For Q1, their burn rate had been about $1.5 million for Q1.

FISHER: OK. And the last question about them, do they bring any clients that you guys are excited about?

SWEENEY: Well, clearly, they've worked with a number of leading edge clients in also in our target market. For instance, they have Anthem , which we are also working with on the MedUnite project. They're currently working with Matria from the provider side, and, you know, they have definitely had tools into such clients as Aetna [Company: Aetna Inc.; Ticker: AET; URL: http://www.aetna.com/] and PacifiCare [Company: PacifiCare Health Systems Inc.; Ticker: PHSY; URL: http://www.pacificare.com/] as well, and now we will be working on a very large project with Healthnet. And so we're pretty excited about being able to extend our capabilities within the payor as well as provider space with the Confer products.

FISHER: OK. Thanks. Appreciate it.

OPERATOR: Our next question comes from Bill Haus, Advest.

HAUS: Hi, again. Just a couple of questions. On the number of R&D staff that you folks are picking up for Confer and for Healthcare.com, do you have a number of employees you're going to add there?

SWEENEY: On the Confer side, we're adding 19.

HAUS: OK.

MURRIE: This is Robert. I think we have about a total of somewhere in the 30s. I'm not positive of that number.

HAUS: OK. And Robert, on your healthcare wireless applications, could you give us an idea of what applications you are actually expecting to roll out and maybe where they are in terms of the delivery of them? Or are there any pilots?

MURRIE: We currently do not have anything signed. We have proposals in front of a half-a- dozen providers, and the application set that we'll be deciding on ranges from anything from by the way, each of them will have a different priority, which is sort of interesting. But they range anywhere from lab results on a wireless device to charge capture to clear plans, to that type of activity.

HAUS: OK. All right. Thank you very much.

OPERATOR: Thank you. And I'm showing no further questions.


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SWEENEY: Well, as always, I certainly appreciate everyone's participation.
Clearly, we look forward to bringing stronger results going forward and informing you all of our transition plan over the next 30 days. We're very, very excited about our new XCare.net and our new partners at Healthcare.com and Confer and very much hope to be able to provide excellent results going forward. Thanks again.

OPERATOR: Ladies and gentlemen, this concludes today's conference. Thank you for your participation. You may disconnect at this time. Good day.

END

                               * * * * * * * * * *

THIS DOCUMENT IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE EXCHANGE ACT OF 1934. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SALE OF SECURITIES.

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

         XCare.net will be filing a registration statement on Form S-4 and XCare.net and Healthcare.com will be filing other documents with the Securities and Exchange Commission (SEC). The registration statement will contain a prospectus of XCare.net relating to the common stock to be issued in the merger and a joint proxy statement of Healthcare.com and XCare.net relating to the approval of the merger by Healthcare.com's and XCare.net's stockholders. Investors and stockholders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the joint proxy statement/prospectus and other documents filed by XCare.net and/or Healthcare.com free of charge at the SEC's web site, www.sec.gov, from XCare.net at 6400 Fiddler's Green Circle, Suite 1400, Englewood, Colorado 80111, Attention: Investor Relations or from Healthcare.com investor relations at 1850 Parkway Place, Suite 1100, Marietta, Georgia 30067, Attention: Shannon Hodges.

         Healthcare.com and its directors and executive officers will be, and XCare.net and its directors and executive officers may be deemed to be, participants in the solicitation of proxies from the stockholders of Healthcare.com in connection with the approval of the merger. Some of Healthcare.com's directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Healthcare.com's stockholders generally. Specifically, Healthcare.com has entered into an employment agreement with Robert Murrie, Healthcare.com's President and Chief Executive Officer, and severance agreements with each of its executive officers that provide severance and other benefits in the event that the executive is terminated following the consummation of the merger. Mr. Murrie's employment agreement and a form of the executive severance agreement have been filed by Healthcare.com as exhibits to Healthcare.com's Current Report on Form 8-K filed with the SEC on May 18, 2001. Additional information about the directors and executive officers of Healthcare.com and their ownership of Healthcare.com stock is set forth in the proxy statement for Healthcare.com's 2001 annual meeting of stockholders held on May 11, 2001. Information about the directors and executive officers of XCare.net and their ownership of XCare.net stock is set forth in the proxy statement for XCare.net's 2001 annual meeting of stockholders to be held on June 7, 2001. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.



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FORWARD-LOOKING STATEMENTS

This transcript contains forward-looking statements that involve risks and uncertainties. Actual results could be materially different from those discussed in this transcript. Factors that could cause actual results to differ include, among others: (1) risks relating to the merger of XCare.net and Healthcare.com, including difficulties with integrating the companies' businesses, technologies and cultures, diversion of management's attention from other business concerns, and exposure to unforeseen liabilities or risks associated with entering new markets; (2) the risk that XML fails to become a standard data exchange protocol for the Internet, which would limit the marketability of our products; (3) the risk that we may lose an important customer, given the concentration of our revenues in a few customers; (4) the risk that we may not be successful in developing and maintaining relationships in the healthcare industry; and (5) the risk that the healthcare industry may not accept a common technology platform or an Internet-based work flow. Additional risks associated with XCare.net's business can be found in its most recent Annual Report on Form 10-K and its forthcoming Quarterly Report on Form 10-Q filed with the SEC.


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